

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2018

Terren Peizer
Chief Executive Officer
NeurMedix, Inc.
6165 Greenwich Drive, Suite 150
San Diego, California 92122

Re: Neurmedix, Inc
Amendment No. 5 to Form 1-A
Filed June 11, 2018
File No. 024-10697

Dear Mr. Peizer:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 11, 2018 letter.

Amendment No. 5 to Form 1-A filed June 11, 2018

Risk Factors, page 12

1. We note the response and affidavit provided in response to our prior comment one that you did not authorize VC Media Partners to post the website. However, we also note your affirmation that much of the information posted on the website was "incorrect" and "inconsistent with the Offering Circular." Please add risk factor disclosure that you failed to oversee VC Media Partner's marketing activities and its dissemination of inaccurate information about the company. Please identify specifically the inaccurate information that was disseminated by VC Media Partners, including, but not limited to, each of the

functions and statements that was listed in our prior comment, and caution investors that such information on the website was inaccurate. In addition, please disclose if there are any parties affiliated with both VC Media Partners and you, and if so, any potential conflicts of interest this may cause.

Plan of Distribution, page 87

2.   We note your disclosure on page F-19 that you entered into an agreement for marketing efforts and to set up an online equity crowdfunding platform to enable the investors to invest in the company for a total cash consideration of $0.3 million. Please identify the counterparty to this agreement, the specific services they will provide and the amount of compensation payable in the Plan of Distribution section. In addition, please file this agreement as an exhibit to the offering circular or tell us why this is not required under Item 17 of Form 1-A.

General

3.   You have indicated that VC Media Partners was not authorized to maintain the previously identified website https://www.investnow247.com/neurmedix.html, and the affidavit attached from Mr. Dawson of VC Media Partners indicates that the website was not at any time approved or authorized by Neurmedix or its legal counsel. However, we note publicly available information indicating that Neurmedix's legal counsel, Mr. Tagliaferro, was the Chair of VC Media. In order to permit us to assess compliance with Regulation A, please explain the past and current relationship of Mr. Tagliaferro and NeurMedix, on the one hand, and VC Media Partners, on the other. As part of this response, please indicate:

- any positions Mr. Tagliaferro or anyone associated with NeurMedix has held at VC Media Partners at any time;
- what role, if any, Mr. Tagliaferro or anyone associated with NeurMedix played in the establishment of VC Media Partners;
- what interest or control, if any, Mr. Tagliaferro or anyone associated with NeurMedix has had at any point in time in VC Media Partners; and
- what authority, if any, Mr. Tagliaferro or anyone associated with NeurMedix has had at any time with respect to actions of VC Media Partners.

In addition, we note that your response indicates that the Company has not "spoken to any investors to date", has not "accepted any investment to date", and has not "accepted any indications of interest from prospective investors." Given the content of the website identified in our prior comment letter and above previously hosted by VC Media Partners, however, please indicate whether:

- any persons or entities sought to "reserve shares" in Neurmedix with VC Media Partners or otherwise expressed an interest in investing in NeurMedix to VC Media Partners, and if so, when and how many;

- VC Media Partners has spoken to or communicated with any persons who indicated an interest in purchasing NeurMedix, and if so, when and how many; and
- VC Media Partners has accepted any investment to date or accepted any indications of interest.

You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-55-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Joe Tagliaferro, Esq.